UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 5, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 5, 2023, announcing the approval by the Capital Markets Board of Türkiye regarding Turkcell’s amendment to its Articles of Association.

Istanbul, July 5, 2023

Announcement Regarding the Amendment of Articles of Association Approval by the CMB

The application regarding the Amendment of Articles of Association, submitted to the Capital Markets Board (“CMB”) on June 14, 2023, has been approved by the CMB in the attached form.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

CURRENT VERSION	AMENDED VERSION

ARTICLE 3: PURPOSE AND SCOPE	ARTICLE 3: PURPOSE AND SCOPE

The Company is incorporated to primarily provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

In order to achieve the above-mentioned purpose, the Company may:

1)   enter into service, proxy, agency, commission agreements, undertakings and any other agreements necessitated by the purpose and scope of business of the Company and obtain short, middle and long term credits and loans or issue, accept and endorse any bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its parent company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not contradict with laws and regulations;

2)   cooperate, establish new partnerships or companies or undertake enterprises with existing or future local or foreign individuals or legal entities; completely or partially take over local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, allocate assets to foundations which are or will be established by the Company or to those already established by others, set aside part of the profit for or pay dividends and make all kind of donations and aids to such kind of real or legal persons on the condition of not violating its purpose and scope of business. Transactions within the scope of this provision shall not be performed contrary to the transfer pricing regulations under the capital markets legislation and to other related legislation, the upper limit of the donation shall be determined by the general assembly, necessary public disclosures shall be made and, if required by the applicable legislation, donations made within a year shall be submitted to the shareholder’s information at the general assembly;

The Company is incorporated to primarily provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

In order to achieve the above-mentioned purpose, the Company may:

1)   enter into service, proxy, agency, commission agreements, undertakings and any other agreements necessitated by the purpose and scope of business of the Company and obtain short, middle and long term credits and loans or issue, accept and endorse any bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its parent company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not contradict with laws and regulations;

2)   cooperate, establish new partnerships or companies or undertake enterprises with existing or future local or foreign individuals or legal entities; completely or partially take over local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, allocate assets to foundations which are or will be established by the Company or to those already established by others, set aside part of the profit for or pay dividends and make all kind of donations and aids to such kind of real or legal persons on the condition of not violating its purpose and scope of business. Transactions within the scope of this provision shall not be performed contrary to the transfer pricing regulations under the capital markets legislation and to other related legislation, the upper limit of the donation shall be determined by the general assembly, necessary public disclosures shall be made and, if required by the applicable legislation, donations made within a year shall be submitted to the shareholder’s information at the general assembly;

3)   issue, acquire, sell, dispose of, create security over or to perform any other legal actions on all kind of securities, commercial papers, profit sharing instruments, bonds and convertible bonds via board resolutions when authorised by the relevant legislation and provided that such actions are not qualified as investment services and activities;

4)   enter into license, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire, lease and register these rights;

5)   as necessitated by the purpose and scope of business of the Company; acquire, lease, rent and sell of all types of movable and immovable property; construct plants and any kind of buildings; enter into financial leasing agreements; acquire, register and annotate in titled deeds and relevant registries any personal or in-rem rights regarding movable and immovable property, including but not limited to, promise to sell, pledge, mortgage, commercial enterprise pledge and chattel mortgage; accept mortgage from third parties; release pledges and mortgages established in favour of the Company; create security over movable and immovable properties owned by the Company, in whatsoever name or form, including mortgage, pledge, commercial enterprises pledge and chattel mortgage, in its own name or in favour of the companies which are included within the fully consolidated companies in preparation of its financial statements or in favour of the third parties on the condition of being within the purpose of conducting the ordinary business operations of the Company; provided that the principles regulated in accordance with the capital markets legislation shall be complied with regarding the Company’s transactions of providing guarantees, sureties, security interests or pledges including mortgages, in its own name or in favour of third parties and disclosures required under the capital markets legislation shall be made in order to inform investors in case special circumstances arise in transactions to be performed in favour of third parties;

3)   issue, acquire, sell, dispose of, create security over or to perform any other legal actions on all kind of securities, commercial papers, profit sharing instruments, bonds, bills and convertible bonds provided that such actions are not qualified as investment services and activities. The authority for issuing all kinds of debt instrument and capital market instrument in the nature of debt instrument is granted to Board of Directors pursuant to the provisions of Capital Markets Law;

4)   enter into license, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire, lease and register these rights;

5)   as necessitated by the purpose and scope of business of the Company; acquire, lease, rent and sell of all types of movable and immovable property; construct plants and any kind of buildings; enter into financial leasing agreements; acquire, register and annotate in titled deeds and relevant registries any personal or in-rem rights regarding movable and immovable property, including but not limited to, promise to sell, pledge, mortgage, commercial enterprise pledge and chattel mortgage; accept mortgage from third parties; release pledges and mortgages established in favour of the Company; create security over movable and immovable properties owned by the Company, in whatsoever name or form, including mortgage, pledge, commercial enterprises pledge and chattel mortgage, in its own name or in favour of the companies which are included within the fully consolidated companies in preparation of its financial statements or in favour of the third parties on the condition of being within the purpose of conducting the ordinary business operations of the Company; provided that the principles regulated in accordance with the capital markets legislation shall be complied with regarding the Company’s transactions of providing guarantees, sureties, security interests or pledges including mortgages, in its own name or in favour of third parties and disclosures required under the capital markets legislation shall be made in order to inform investors in case special circumstances arise in transactions to be performed in favour of third parties;

6)   undertake other enterprises and enter into necessary business, transactions and agreements as necessitated by the purpose and scope of business of the Company;

7)   register SIM card trademarks and symbols; sell, lease, re-purchase, re-sell the same through other vendors; agree with dealers abroad or in the country for the sale of such cards; export the same; import other SIM cards and perform all related dispositions.

The Company, via the General Assembly’s decision, may perform activities other than those listed herein, by fulfilling requirements envisaged under the legislation and on the condition of not contradicting with the relevant legislation, which are related to or deemed beneficial for its scope of business.

6)   undertake other enterprises and enter into necessary business, transactions and agreements as necessitated by the purpose and scope of business of the Company;

7)   register SIM card trademarks and symbols; sell, lease, re-purchase, re-sell the same through other vendors; agree with dealers abroad or in the country for the sale of such cards; export the same; import other SIM cards and perform all related dispositions.

The Company, via the General Assembly’s decision, may perform activities other than those listed herein, by fulfilling requirements envisaged under the legislation and on the condition of not contradicting with the relevant legislation, which are related to or deemed beneficial for its scope of business.

ARTICLE 4 – HEADQUARTER AND BRANCHES	ARTICLE 4 – HEADQUARTER AND BRANCHES

The Company shall be headquartered in Istanbul, at the address of Turkcell Plaza, Meşrutiyet Caddesi, No:153, Tepebaşı, Beyoğlu/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Industry and Commerce.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Industry and Commerce, Foreign Investment Directorate and the Capital Market Board are informed thereof.

The Company shall be headquartered in Istanbul, at the address of Aydınevler Mahallesi, İnönü Caddesi, No:20, Küçükyalı Ofispark, 34854, Maltepe/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Trade.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Trade, Foreign Investment Directorate and the Capital Market Board are informed thereof.

ARTICLE 25 – BONDS AND OTHER SECURITIES	ARTICLE 25 – BONDS AND OTHER SECURITIES
The Company is entitled to issue bonds and other capital markets instruments in accordance with the provisions of Turkish Commercial Code and the capital markets legislation.

The Company may issue all kinds of debt instrument and other debt instruments in the nature of capital market instrument that it is possible to delegate authority to the Board of Directors to be sold to real or legal entities at home and abroad by the Board of Directors resolution and in accordance with Turkish Commercial Code, Capital Markets Law and the provisions of the other relevant regulations.

Besides, the Company may issue bond that is possible to convert with the stock certificate by the Board of Directors resolution pursuant to the regulations of Capital Markets Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 5, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 5, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)